August 21, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 6 (“Amendment No. 6”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007 and August 10, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 6 responds to comments received from the Commission’s staff (the “Staff”) by letter dated August 9, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 6. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 6.
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Jay Mumford
Securities and Exchange Commission
August 21, 2007

If we fail to market, page 16
1.	We note the disclosure provided in response to prior comment 2. However, response 4 in your letter to us dated June 28, 2007 appears to indicate that customers are increasingly identifying your product by the retail outlet in which it was purchased rather than by brand name. If so, please revise your disclosure that such a result “may occur” to provide specific information regarding what is occurring.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to provide specific information regarding what is occurring. Please refer to page 15 of Amendment No. 6, which reflects the revisions.
Compensation Discussion and Analysis, page 83
2.	We note your response to our prior comment 5:
•	Please clarify where Mr. Kitchen’s salary was benchmarked against the comparable companies.

•	With a view towards clarified disclosure, please tell us the criteria used to select comparable companies and whether other companies that satisfied the criteria were omitted from the benchmarking analysis.
In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify (i) where Mr. Kitchen’s salary was benchmarked against the comparable companies and (ii) the criteria used to select comparable companies and whether other companies that satisfied the criteria were omitted from the benchmarking analysis. Please refer to pages 82-3 of Amendment No. 6, which reflect the revisions.

3.	Please disclose how Mr. Taylor determined the amount of increase for Mr. Kitchen’s base salary.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to disclose how Mr. Taylor determined the amount of increase for Mr. Kitchen’s base salary. Please refer to page 83 of Amendment No. 6, which reflects the revisions.

4.	If the compensation arrangements with your new CFO represent a change from the CFO compensation arrangements discussed here, please discuss those changes here, including the basis for those changes. See Instruction 2 to Regulation S-K Item 402(b).

Jay Mumford
Securities and Exchange Commission
August 21, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to discuss the compensation arrangements with its new CFO. Please refer to page 84 of Amendment No. 6, which reflects the revisions.

Certain Relationship and Related Persons Transactions, page 114

5.	From your response to the first bullet point of prior comment 11, it appears that you believe that a person cannot found and organize a business or enterprise by acquiring or assembling other businesses. Please tell us with specificity any authority on which you base your conclusions. In the absence of relevant authority, please tell us how your conclusions are consistent with the disclosure objectives of Regulation S-K Item 404(c). Also, please address the second bullet point of prior comment 11.

We have conducted a review of Commission releases, no-action letters and other interpretative materials that we would have expected to discuss the meaning of the term “promoter,” within Item 404 of Regulation S-K, or set forth the related disclosure objectives. Our research has not identified any direct discussion of the purpose behind the disclosure requirements found in Item 404(c) of Regulation S-K or the scope of the meaning of the term “promoter.” We are therefore relying on the plain meaning of the term “promoter” (as defined in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934), which refers to the “founding and organizing” of the business or enterprise of an issuer.

Based on the relevant factual circumstances, the Registrant does not believe that our principal stockholder, Berggruen Holdings, founded and organized the Registrant by acquiring or assembling other businesses.

The Registrant believes that there is a fundamental difference between founding a new business and investing in an existing business. In the case of the Registrant, Berggruen Holdings identified an existing, operating target company (Aai.FosterGrant, Inc.) and, during a period of three years, acquired all of the stock of that company from its various stockholders. Approximately one year later, Berggruen Holdings caused its then wholly-owned subsidiary to purchase another existing business, Magnivision Inc., from an unrelated public company, American Greetings. It was not Berggruen Holding’s intention to create a new business as a result of the Magnivision acquisition, but rather to increase the non-prescription reading glass market share of its AAi.FosterGrant subsidiary.

The Magnivision acquisition did not add a new line of business to AAi.FosterGrant. During the fiscal year prior to the Magnivision acquisition, 46.8% of the Registrant’s gross profit was derived from the sale of non-prescription reading glasses. During the first full fiscal year following the Magnivision acquisition, the gross profit of the Registrant’s non-prescription reading glass segment increased to 59.3% of total gross profit. That increase does not represent the creation of a new business or enterprise, but rather a simple increase in market share. The Registrant has not acquired any other companies since its purchase by Berggruen Holdings, although in December 2003 it did purchase several trademark assets from Gargoyles, Inc.

The business currently conducted by the Registrant is the same as that conducted at the time of Berggruen Holding’s first investment and the Registrant was already well established in its industry at that time. Foster Grant sold its first pair of sunglasses at Woolworths in 1929, developed the world’s first “revolving carousel” sunglasses display in 1945 and added reading glasses to its product range in 1984 before being acquired by Accessories Associates Inc. in 1996 and ultimately becoming Aai.FosterGrant.

The Registrant’s investment in AAi.FosterGrant and subsequent acquisition of Magnivision are dramatically different than the classic “roll up” transaction in which a series of small businesses in the same or closely related markets are purchased and combined into a larger business. In contrast, the Registrant made a strategic, opportunistic acquisition to increase its share of a growing segment of its existing market.

Jay Mumford
Securities and Exchange Commission
August 21, 2007

Based on the plain meaning of the words, Berggruen Holdings neither founded nor organized the “business or enterprise” of the Registrant.

With respect to the specific disclosure requirements of Section 404 and the second bullet point of prior comment 11, the Registrant believes that it has included all disclosure for each of the required periods set forth in Item 404 and Item 502 of Regulation S-K (consistent with its belief that Berggruen Holdings is not a promoter as defined in the Securities Act), including all relevant transactions with Berggruen Holdings and its affiliates throughout the required periods (Fiscal 2004, Fiscal 2005, Fiscal 2006 and the six months ended June 30, 2007).
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect to Amendment No. 6, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.
Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie
CC: Alec Taylor, CEO of the Registrant